FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 24, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS and Cisco build the first intelligent network self-adjusting to subscribers’ demands in Russia

February 24, 2016

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” or “the Company” — NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, and Cisco (NASDAQ: CSCO), a world leader in networking, announced the completion of the first phase of Cisco’s Self Optimizing Network (SON) solution deployment for MTS networks, which allows MTS to automate network optimization in real time to improve the quality of voice and data services.

Cisco’s SON solution automatically analyzes a network elements’ load and performs proactive online adjustment of the network parameters, while dynamically adapting the network capacity in line with subscriber traffic profile changes. The technology has been successfully deployed for MTS’ 3G network in Moscow and Moscow region. In 2016, MTS will deploy Cisco’s SON solution for Moscow region LTE networks and will then optimize heterogeneous networks including small cells. MTS will also introduce similar systems in other regions of the Russian Federation. Cisco’s SON pilot project has been deployed in Sochi since Winter 2014.

“MTS is the first Russian operator to adopt and fully deploy a SON solution designed to dynamically optimize its networks. The solution significantly improves the network performance and directly impacts our subscribers’ experience. When used under heavy loads, Cisco’s SON solution helped to increase data speed on average by 20%, network availability by 25%, and decrease dropped calls by about 10%. It enables MTS to both improve the quality of services and reduce the network build-up costs through optimization of base station interoperation,” said Andrei Ushatskiy, Vice President, Chief Technology and Information Officer, MTS.

“We are delighted that MTS has selected Cisco SON to optimize its network. We believe that our relationship will continue to support this development, and help ensure the MTS customers get best quality of service”, said Scott Morrison, Vice President, General Manager, Cisco SON.

Cisco’s SON is the most mature SON solution on the market today. It is already being deployed by Tier 1 service providers and mobile operators helping to optimize more than a million cells in 3G and 4G networks around the world.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

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Cisco (NASDAQ: CSCO) is the worldwide leader in IT that helps companies seize the opportunities of tomorrow by proving that amazing things can happen when you connect the previously unconnected. For ongoing news, please go to http://thenetwork.cisco.com. Cisco and the Cisco logo are trademarks or registered trademarks of Cisco and/or its affiliates in the U.S. and other countries. A listing of Cisco’s trademarks can be found at www.cisco.com/go/trademarks. Third-party trademarks mentioned are the property of their respective owners. The use of the word partner does not imply a partnership relationship between Cisco and any other company.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: February 24, 2016